Exhibit 12

AMR CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Loss:
Loss before income taxes	$(286)	$(11)	$(722)	$(516)

Add: Total fixed charges (per below)	478	448	942	892

Less: Interest capitalized	10	8	17	18

Total earnings (loss) before income taxes	$182	$429	203	358

Fixed charges:
Interest	$204	$197	$392	$393

Portion of rental expense representative of the interest factor	257	234	515	461

Amortization of debt expense	17	17	35	38

Total fixed charges	$478	$448	$942	$892

Ratio of earnings to fixed charges	—	—	—	—

Coverage deficiency	$296	$19	$739	$534